Committed to Long-term Growth & Shareholder Returns 41st Annual J.P. Morgan Healthcare Conference President & CEO January 9th, 2023 Christophe Weber

For the purposes of this notice, “presentation” means this document, any oral presentation, any question and answer session a nd any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“ Takeda”) regarding this presentation. This presentation (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or a pproval in any jurisdiction. No shares or other securities are being offered to the public by means of this presentation. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 19 33, as amended, or an exemption therefrom. This presentation is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws. The companies in which Takeda directly and indirectly owns investments are separate entities. In this presentation, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are a lso used where no useful purpose is served by identifying the particular company or companies. The product names appearing in this document are trademarks or registered trademarks owned by Takeda, or their respective own ers. Forward-Looking Statements This presentation and any materials distributed in connection with this presentation may contain forward -looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could”, “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward -looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations, including global health care reforms; challenges inherent in new pr oduct development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in intere st and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations a nd the timing of any such divestment(s); the extent to which our internal energy conservation measures and future advancements in renewable energy or low carbon energy technology will enable us to reduce our greenhouse gas emissions; and o ther factors identified in Takeda’s most recent Annual Report on Form 20 -F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec -filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this presentation or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this presentation may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results. Financial Information and Certain Non-IFRS Financial Measures Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). This presentation and materials distributed in connection with this presentation include certain financial measures not prese nted in accordance with IFRS, such as Core Revenue, Core Operating Profit, Core Net Profit, Core EPS, and Constant Exchange Rate (“CER”) change. Takeda’s management evaluates results and makes operating and investment decisions using both I FRS and non-IFRS measures included in this presentation. These non-IFRS measures exclude certain income, cost and cash flow items which are included in, or are calculated differently from, the most closely comparable measures presented in accordance with IFRS. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda’s performance and core results, including when controlling for the effect of fluctuations in exchange rates. Takeda’s non-IFRS measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which we sometimes refer to as “reported” measures). Investors are encouraged to review the definitions and reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures, which are in the financial appendix appearing at the end of this presentation. Exchange Rates In this presentation, certain amounts presented in Japanese yen have been translated to US dollars solely for the convenience of the reader. The rate and methodologies used for these convenience translations differ from the currency exchange rates and translation methodologies under IFRS used for the preparation of Takeda’s consolidated financial statements. These translations should not be construed as a representation that the relevant Japanese yen amounts could be converted into U.S. dollars at this or any other rate. Medical information This presentation contains information about products that may not be available in all countries, or may be available under d ifferent trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development. Important Notice 2

Better Health for People, Brighter Future for the World



Our vision is to discover and deliver life-transforming treatments, guided by our commitment to:

PATIENT

- Responsibly translate science into highly innovative, life-changing medicines and vaccines
- Accelerate access to improve lives worldwide

PEOPLE

- Create an exceptional people experience

PLANET

- Protect our planet

… AND BY UNLEASHING THE POWER OF DATA AND DIGITAL

- We strive to transform Takeda into the most trusted, science-driven, digital biopharmaceutical company

We are guided by our values of Takeda-ism which incorporate Integrity, Fairness, Honesty, and Perseverance, with Integrity at the core. They are brought to life through actions based on Patient-Trust-Reputation-Business, in that order.

3

1. Please refer to appendix slide 15 for definition of core financial measures and slides 16-19 for reconciliation. 2. Constant Exchange Rate. Please refer to appendix slide 15 for definition. 3. Forecast in USD given for reference using full-year FX rate assumption of 132.4 JPY/USD. This reflects H1 at actual FX and applies the Apr-Oct 2022 average rate to H2 projections. Growth & Launch Products Driving Topline & Profit Growth Core Revenue FY2022 MANAGEMENT GUIDANCE GROWTH AT CER2 CORE REVENUE Low-single-digit growth CORE OPERATING PROFIT High-single-digit growth CORE EPS High-single-digit growth 4 Strong FY2022 H1 Performance On Track to Full-year FY2022 Guidance +5.5% at CER1,2 Growth & Launch Products +19% at CER1,2 Core Operating Profit Margin 31.7% Core EPS +15.8% at CER1,2 Revenue JPY 3,930B (USD $29.7B)3 Core EPS 525 yen (USD $3.97)3 represent 38% of total revenue

Growth & Launch Products Revenue Grew +19% at CER in FY22 H1 GI RARE DISEASES PLASMA-DERIVED THERAPIES (PDT) IMMUNOLOGY ONCOLOGY NEUROSCIENCE OTHER GROWTH & LAUNCH PRODUCTS OTHER KEY PRODUCTS Azilva® (JP) IMMUNOGLOBULIN ALBUMIN Nuvaxovid® 1. Convenience translation at an exchange rate of 1USD = 144.71 JPY, the Noon Buying Rate certified by the Federal Reserve Bank of New York on September 30, 2022. Total FY2022 H1 Revenue 759.8B (USD 5.3B)1 (+19% growth at CER) +17% +31% +17% +33% +8%New Launch +41% New Launch All growth rates indicate FY2022 H1 revenue growth at CER 5 Takecab/Vocinti® Gattex/Revestive® Advate/Adynovi® Vonvendi® Vpriv® Elaprase® Replagal®(EU,JP) Glassia® Aralast® Ninlaro® Adcetris® (ex-N. America) Iclusig® Leuprorelin Zejula®(JP) Cabometyx®(JP) Vyvanse® Trintellix®(US,JP) (JP) (JP)

Peak Sales Estimate Raised to USD $7.5-9.0B • Gut-selective alpha4beta7 integrin antagonist • #1 prescribed biologic in IBD bio-naïve patients in the U.S. 1 • Head-to-head superiority versus adalimumab in UC 2 • >9 yrs of patient experience supports favorable safety profile • Strong uptake of SC formulation in Europe & Canada • Revised assumption on biosimilar entry timing • High unmet patient need remains in IBD • Biologics market continues to expand globally • ENTYVIO total patient share still increasing • SC formulation regulatory filing in U.S. expected in FY2023 • Continuing to invest in further evidence generation 1. Source: US: SHA Medical and Pharmacy Claims data, June 2022 2. Sands BE, Peyrin-Biroulet L, Loftus EV, et al. Vedolizumab versus adalimumab for moderate to severe ulcerative colitis. N Engl J Med. 2019;381(13):1215–1226. 3. Forecast in USD given for reference using full-year FY2022 FX rate assumption of 132.4 JPY/USD 4. Source: US: SHA Medical and Pharmacy Claims data, June 2022; EUCAN: Internal estimate; Japan: Japan Medical Data Center, June 2022 ENTYVIO REVENUE % OF PATIENTS RECEIVING ENTYVIO4 0 100 200 300 400 500 600 700 800 FY15 FY20FY14 FY16 FY18FY17 FY21FY19 FY22 (Forecast3) JPY 721.0B USD $5.4B BN JPY 6 Outstanding Growth Momentum Raised Peak Sales Reflect Growth Opportunity

PDT Portfolio Revenue Growth of +10-20% at CER Expected in FY22 Driven by Strong Demand and Stable Supply

Takeda

CAPACITY EXPANSION
- Fastest and strongest post-pandemic recovery of donation volumes in the industry
- On track to increase plasma supply and manufacturing capacity >65% by end FY2023[1]

R&D INVESTMENT
- Dedicated R&D organization focused on maximizing potential of PDT
- Positive Phase 3 data for HyQvia in CIDP

MARGIN IMPROVEMENT
- Improving efficiencies across the entire value chain to improve profitability
- Reduced donor compensation by >15% in H1 FY2022 versus same period in prior year

Enhancement of PDT operations is driving double-digit annual revenue growth for key PDT products

PDT IMMUNOLOGY REVENUE GROWTH (@CER)


CAGR +11%
+10-20%
FY2018
FY2021
FY2022 (projection)

IMMUNOGLOBULIN REVENUE GROWTH (@CER)


CAGR +11%
+10-20%
FY2018
FY2021
FY2022 (projection)

ALBUMIN REVENUE GROWTH (@CER)


CAGR +14%
+10-20%
FY2018
FY2021
FY2022 (projection)

1. Versus calendar year 2018 baseline

7

Strong Pipeline Progression Since FY22 Q2

Takeda

	ASSET	MILESTONE		NEXT STEPS
VACCINES	**QDENGA** TAK-003	Approved in EU and Indonesia, and positive CHMP opinion for dengue-endemic countries that participated in EMA EU-M4all procedure	✓	Launch in Indonesia, Europe Seek additional approvals: US and endemic countries
ONCOLOGY	**ICLUSIG** ponatinib	1L Ph+ ALL positive phase 3 PhALLCON trial	✓	Data from this trial will be discussed with regulatory agencies and shared with the scientific community
RARE GENETICS & HEMATOLOGY	**TAK-755**	Phase 3 trial interim analysis in cTTP: Favorable efficacy and safety profile versus standard of care	✓	U.S. filing expected in FY22 cTTP: 2 case reports published in NEJM[1]
RARE GENETICS & HEMATOLOGY	**LIVTENCITY** maribavir	1L CMV infection in HSCT[2] phase 3 AURORA trial confirmed favorable safety and showed evidence of durable anti-viral efficacy	✓	Engaging regulatory agencies about filing strategy • 12wk./16wk./20wk. data favorable for LIVTENCITY • Favorable safety profile with lower incidence of neutropenia • Did not achieve non-inferiority at 8 wk. 1’ endpoint
GASTRO-ENTEROLOGY	**fazirsiran** TAK-999	AATD-LD positive phase 2b SEQUOIA trial	✓	Phase 3 start expected in FY22
NEURO-SCIENCE	**TAK-861**	Met prespecified criteria to advance to Phase 2	✓	Phase 2b on-track to start in January 2023

1. N Engl J Med 2022; 387:2356-2361, N Engl J Med 2022; 387:2391-2392
2. HSCT: hematopoietic stem cell transplantation; Press release: www.takeda.com/newsroom/newsreleases

For full glossary of abbreviations please refer to appendix.

8

Qdenga™ Dengue Tetravalent Vaccine (Live, Attenuated)

Approved in Indonesia & EU for Prevention of Dengue Disease Against All Serotypes, Regardless of Prior Dengue Exposure

Takeda

Significant prevention of hospitalizations, an important factor for dengue fever management[1]

- Pivotal study in >20,000 children and adolescents in Latin America & Asia
- 80.2% reduction in symptomatic dengue @12 months (primary endpoint); 90.4% reduction in hospitalizations @18 months (key secondary endpoint)
- Continued protection through 4.5 years (exploratory analyses): 61% reduction in symptomatic dengue and 84% reduction in hospitalizations
- No important safety risks identified[2]



Cumulative Incidence of Participants With Hospitalised Virologically Confirmed Dengue, %
2.5
2.0
1.5
1.0
0.5
0
0 3 6 9 12 15 18 21 24 27 30 33 36 39 42 45 48 51 54 57
Time Since First Vaccination, Months
84% reduction of hospitalized cases
Placebo, seropositive
Placebo, seronegative
TAK-003, seropositive
TAK-003, seronegative

Two approvals in 2022 and continuing regulatory progress around the world

- First approval in Indonesia in Aug 2022 for individuals 6-45 years of age
- Approved in EU in Dec 2022 for individuals 4 years of age and older, and positive CHMP opinion recommending use in dengue-endemic countries that participated in the EMA EU-M4all procedure
- Regulatory reviews progressing in dengue-endemic countries in Latin America & Asia
- Granted priority review by U.S. FDA in November 2022

1. Tricou, V. Efficacy and Safety of Takeda's Tetravalent Dengue Vaccine Candidate (TAK-003) After 4.5 Years of Follow-Up. Presented at the 8th Northern European Conference of Travel Medicine; June 2022.
2. Most common adverse events were injection-site pruritus, bruising, and pyrexia

EMA: European Medicines Agency

9

Takeda to Acquire Late-Stage, Potential Best-in-Class, Oral Allosteric TYK2 Inhibitor NDI-034858 from Nimbus Therapeutics[1]

Takeda

High Selectivity Allows for Greater Inhibition of TYK2

- NDI-034858 is a novel, investigational, oral, allosteric inhibitor of tyrosine kinase 2 (TYK2) with high specificity for TYK2 over JAK1, JAK2, JAK3 kinases

	NDI-034858	Deucravacitinib
TYK-2 –JH2 binding K_D	0.0034 nM	0.0045 nM
JAK1 –JH2 binding K_D	5000 nM	0.49 nM
Biochemical Selectivity (Fold)	1.5×10^6	109
Fold Selectivity (vs. deucravacitinib)	1.3×10^4	

Source: Nimbus proprietary structure based computational modeling; side-by-side evaluation of biochemical potency of NDI-034858 and deucravacitinib (synthesized by Nimbus for nonclinical research purposes only).

Potential for enhanced efficacy without introducing JAK-related toxicities

Potential for Best-in-Class Profile

- Potential to demonstrate best-in-class efficacy, safety and convenience in multiple immune-mediated diseases, including psoriasis, Inflammatory Bowel Disease, psoriatic arthritis and lupus
- Phase 3 psoriasis study expected to start in 2023; potential for regulatory filing in FY25-27


IL-12
IL-23
IFNα/β
TYK2
JAK2
JAK2
TYK2
JAK1
TYK2
P
STAT 1-5

Source: Gangolli, et al. 2022. Characterization of pharmacokinetics, pharmacodynamics, tolerability and clinical activity in Phase 1 studies of the novel allosteric tyrosine kinase 2 (TYK2) inhibitor NDI-034858.

1. Transaction is expected to close before the end of FY2022, contingent on completion of review under antitrust laws

10

Committed to Long-term Growth & Shareholder Returns

Takeda

Near-term
(FY2022-2023)

- Growth & Launch Products expected to mitigate near-term Loss of Exclusivities (e.g. VELCADE & VYVANSE)

Medium-term
(FY2024 - early 2030s)

- Continued expansion of Growth & Launch Products
- Late-stage pipeline launches
- Limited LOE exposure until Entyvio biosimilars launch

Long-term
(FY2030s and beyond)

- Additional contribution from clinical pipeline of ~40 NMEs
- Robust research engine

Continued Pipeline Enhancement Supported by a Solid Financial Foundation

11

Q&A ANDY PL UMP Director; President, Research & Development COSTA SAROUKOS Director; Chief Financial Officer CHRISTOPHE WEBER Representative Director; President & CEO JUL IE KIM President, US Business Unit TERESA BITETTI President, Global Oncology Business Unit

APPENDIX

Entyvio vedolizumab

Any biosimilar that seeks to launch prior to 2032 would need to address potential infringement and/or the validity of all relevant patents

Takeda

- Takeda has granted patents that cover various aspects of Entyvio, including formulation, dosing regimens and process for manu facturing. These patents are expected to expire in 2032 in the U.S.

Potential scenario in the U.S. should patents be challenged in biosimilar litigation

2023 2024 2025 2026 2027 2028 2029 2030 2031 2032

Clinical development timeline

Biosimilar clinical trials expected to take 3-4+ years

Regulatory review (~1 year)

Legal proceedings

Pre-litigation process

In general, biosimilar litigation proceedings in the U.S. may take 3-5 years

Entyvio is only approved in IBD indications, for which clinical trials are typically longer and more challenging to complete than other auto-immune diseases which we have recently observed biosimilar manufacturers target

In the U.S., the biosimilar litigation process is triggered by FDA acceptance of a relevant aBLA

- Competitive Intelligence suggests Ph1 activity starting with biosimilar companies in China and Iran.
  However, no vedolizumab biosimilar Phase 1 clinical trial starts targeting the U.S., EU, or Japan markets has been publicly disclosed so far.

14

Definition of Core Financial Measures and Constant Exchange Rate change Core Revenue represents revenue adjusted to exclude significant items unrelated to Takeda’s core operations. Core Operating Profit represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as non-recurring items, purchase accounting effects and transaction related costs. Core EPS represents net profit adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented. CER (Constant Exchange Rate) change eliminates the effect of foreign exchange rates from year-over-year comparisons by translating Reported or Core results for the current period using corresponding exchange rates in the same period of the previous fiscal year. 15

FY2022 H1 Reported Results with Actual and CER % Change 16 *1 Please refer to page 15 definition of Core Financial Measures and Constant Exchange Rate change for the definition. Note: % change versus prior year is presented as positive when favorable to profits, and negative when unfavorable to profits .

FY2022 H1 Core Results with Actual and CER % Change 17 *1 Please refer to page 15 definition of Core Financial Measures and Constant Exchange Rate change for the definition. Note: % change versus prior year is presented as positive when favorable to profits, and negative when unfavorable to profits .

FY2022 H1 Reconciliation from Reported to Core 18

FY2021 H1 Reconciliation from Reported to Core

(Billion JPY)	REPORTED	REPORTED TO CORE ADJUSTMENTS						CORE
		Amortization of intangible assets	Impairment of intangible assets	Other operating income/ expenses	Sale of Japan diabetes portfolio	Irish Tax Assessment *1	Others	
Revenue	1,794.4				(133.0)			1,661.4
Cost of sales	(517.1)				0.6		22.3	(494.1)
Gross profit	1,277.4				(132.4)		22.3	1,167.2
SG&A expenses	(431.9)				1.0		2.1	(428.7)
R&D expenses	(254.1)						1.3	(252.8)
Amortization of intangible assets associated with products	(204.1)	204.1						—
Impairment losses on intangible assets associated with products	(1.5)		1.5					—
Other operating income	19.5			(18.8)			(0.7)	—
Other operating expenses	(59.4)			59.4				—
Operating profit	346.0	204.1	1.5	40.6	(131.4)		25.0	485.7
Margin	19.3 %							29.2%
Finance income and (expenses), net	(58.0)						(0.4)	(58.5)
Share of profit (loss) of investments accounted for using the equity method	(3.5)						6.4	2.8
Profit before tax	284.4	204.1	1.5	40.6	(131.4)		31.0	430.1
Tax expenses	(100.7)	(45.5)	(0.5)	(11.5)	40.2	63.7	(39.9)	(94.2)
Non-controlling interests	(0.1)							(0.1)
Net profit attributable to owners of the Company	183.6	158.6	0.9	29.2	(91.2)	63.7	(9.0)	335.9
EPS (yen)	117							214
Number of shares (millions)	1,568							1,568

*1 Tax charges of 63.7 billion JPY arising from the tax assessment involving Irish taxation of the break fee Shire received from AbbVie in connection with the terminated offer to acquire Shire made by AbbVie in 2014, net of 0.5 billion JPY of associated tax benefit.

19

AATD-LD α1-antitrypsin deficiency associated liver disease ADC antibody drug conjugate ADHD attention deficit hyperactivity disorder AHA acquired hemophilia A ALK anaplastic lymphoma kinase ALCL anaplastic large-cell lymphoma ALL acute lymphocytic leukemia AML acute myeloid leukemia ASCT autologous stem cell transplant ARD acid-related diseases AVA Advanced Vial Access BBB blood brain barrier BLA biologics license application BMA bradykinin mediated angioedema BTD breakthrough therapy designation CAR-T chimeric antigen receptor-T CD Crohn's disease CHMP Committee for Medicinal Products for Human Use CIDP chronic inflammatory demyelinating polyradiculoneuropathy CLL chronic lymphocytic leukemia CML chronic myeloid leukemia CMV cytomegalovirus CNS central nervous system CPF complex perianal fistulas CRL complete response letter CRPC Castrate-resistant prostate cancer CTCL cutaneous T-cell lymphoma cTTP congenital thrombotic thrombocytopenic purpura DEE developmental and epileptic encephalopathies DLBCL diffuse large B-cell lymphoma DOAC direct oral anti-coagulation DS Dravet syndrome DU duodenal ulcer Dx Diagnosis EE H erosive esophagitis healing EE M erosive esophagitis maintenance EGFR epidermal growth factor receptor EMA European Medicines Agency FDA the U.S. Food & Drug Administration FL front line FSI first subject in FY fiscal year GERD gastroesophageal reflux disease GI gastrointestinal GU gastric ulcer GvHD graft versus host disease HAE hereditary angioedema H2H head-to-head HemA hemophilia A HL Hodgkin lymphoma HSCT hematopoietic stem cell transplant IBD inflammatory bowel disease IgAN immunoglobulin A nephropathy IH idiopathic hypersomnia INCAT Inflammatory Neuropathy Cause and Treatment disability score IND investigational new drug iNHL indolent non-Hodgkin’s lymphoma ITP Immune thrombocytopenic purpura iTTP immune thrombotic thrombocytopenic purpura IV intravenous iPSC induced pluripotent stem cells L-ASA low dose aspirin LSD lysosomal storage disorder LCM lifecycle management LGS Lennox-Gastaut syndrome mAb monoclonal antibody MAOB monoamine oxidase B MDD major depressive disorder MG myasthenia gravis MLD metachromatic leukodystrophy MM multiple myeloma MMN multifocal motor neuropathy NBE New Biological Entity NCE New Chemical Entity ND newly diagnosed NDA new drug application Neg Negative NERD non-erosive reflux disease NHL non-Hodgkin lymphoma NK natural killer NME new molecular entity NMPA National Medical Products Administration NSCLC non-small cell lung cancer NSCT non stem cell transplant NT1 or 2 narcolepsy Type 1 or 2 ORR overall response rate OSA obstructive sleep apnea PARP poly (ADP-ribose) polymerase PAS prior approval supplement PCAB potassium competitive acid blocker PCD protein C deficiency PEX plasma exchange Ph+ ALL Philadelphia chromosome-positive acute lymphoblastic leukemia PID primary immunodeficiency Regional Abbreviations: CN: China; EU: Europe; JP: Japan; US: United States of America PK pharmacokinetics PMDA Japan’s Pharmaceuticals and Medical Devices Agency POC proof of concept POGD post-operative gastrointestinal dysfunction PONV postoperative nausea and vomiting PRIME Priority medicines scheme by EMA PTCL peripheral T-cell lymphoma PTH parathyroid hormone R/R relapsed/refractory RCC renal cell cancer RTK receptor tyrosine kinase RTU ready to use sALCL systemic anaplastic large cell lymphoma SBS short bowel syndrome SC subcutaneous formulation SCD sickle cell disease SCT stem cell transplant SID secondary immunodeficiency SLE systemic lupus erythematosus sq squamous STING stimulator of interferon genes SUMO small ubiquitin-related modifier TCE T-cell engager TESD treatment emergent sexual dysfunction TKI tyrosine kinase inhibitor TREM2 triggering receptor expressed on myeloid cells 2 UC ulcerative colitis VCD virologically confirmed dengue vWD von Willebrand disease VWF von Willebrand factor GLOSSARY OF ABBREVIATIONS 20

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